

CAVALCANTI HUME FUNFER INC
www.chfir.com

TORONTO
900, 6 Adelaide St. East
Toronto, ON. M5C 1H6
Tel: 416.868.1079
Fax: 416.868.6198

CALGARY
900, 805 8 Ave. SW
Calgary, AB. T2P 1H7
Tel: 403.541.1225
Fax: 403.410.7217


03024018

Exemption number 82-4644

Thursday, June 12, 2003

Attention: Paul Dudek
Office of International Corporate Finance
Stop 3 – 9
450 – 5th Avenue N.W.
Washington, DC
USA 20549

Dear Mr. Dudek:

Herewith a Parkland Income Fund press release (Parkland Income Fund Declares Distribution Payment, June 12, 2003), to be filed as required by Rule 12g3-2(b).

Kind regards,

Brenda Orser

Brenda Orser
Account Manager

Encl.

dlw 6/26



PARKLAND INCOME FUND

FOR IMMEDIATE RELEASE: Thursday, June 12, 2003

PARKLAND INCOME FUND DECLARES DISTRIBUTION PAYMENT

Red Deer, Alberta, June 12, 2003: Parkland Income Fund (TSX:PKI.UN) is pleased to announce that a distribution of fourteen cents ($0.14) per trust unit will be payable on July 15, 2003 to unitholders of record on June 30, 2003.

Parkland Income Fund operates a retail and wholesale fuels and convenience store business under its marketing brands *Fas Gas*, *RT Fuels* and *Short Stop*. Parkland has developed a strong market niche in western and northern Canada by focusing on non-urban markets.

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For further information, contact:

Parkland Industries Ltd., Administrator of Parkland Income Fund:

Red Deer:	Andrew B. Wiswell, President and CEO	(403) 357-6400
Red Deer:	John G. Schroeder, Vice President, Finance/CFO	(403) 357-6400
or	visit Parkland's web site at **www.parkland.ca**.	

Suite 236 Riverside Office Plaza, 4919-59 Street, Red Deer, Alberta T4N 6C9 Telephone: (403) 357-6405 Fax: (403) 346-3015